March 6, 2012

Celeste Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

HapyKidz.com, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 23, 2012

File No. 333-177500

Dear Ms. Murphy:

HapyKidz.com, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter of March 1, 2012, pertaining to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on February 23, 2012.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated March 1, 2012.

Summary of this Offering, page 7

1.

We note your disclosure that if the maximum amount of funds is raised in the offering you intend to repay your initial investors for “all expenses incurred relating to this Offering.” However, your Use of Proceeds table on page 17 does not appear to contemplate payments to your initial investors, even if all of the shares in your offering are purchased. Please revise or advise. Please clarify whether your proceeds may be used to pay all or a portion of the $241,000 note payable to Ms. Morris, referenced on page 34.

RESPONSE:  Our offering expenses have been partially paid from a series of initial loans from our sole officer and director, Ms. Holli Morris.  Our Use of Proceeds table allocates $45,000 for offering expenses, which amount takes into account the amounts to be repaid to Ms. Morris for funds that she advanced to pay a portion of the offering expenses.  The Filing has been revised throughout to clarify our use of proceeds.

Further, please note that the reference to a “$241,000” note payable to Ms. Morris was a typographical error.  The reference should be to notes payable to Ms. Morris in the amount of $24,000.  Accordingly, we have revised the Filing on Page 33 to include the following language:

“As at November 30, 2011, the Company has a cash and total asset balance of $6,743 and total liabilities of $30,480. Liabilities are comprised of $24,000 of note payable owed to President and Director of the Company, of which $21,000 is unsecured, due interest at 10% per annum, and due on demand, $4,000 owing to the President and Director of the Company for management fees and financing for the Company’s start-up costs which is unsecured, non-interest bearing, and due on demand.  As at November 30, 2011, the Company recorded $480 of accrued interest relating to the note payable and $2,000 for outstanding and unpaid professional fees that are recorded in accounts payable and accrued liabilities.”

Liquidity and Capital Resources, page 34

2.

We note your references to $241,000 of “note payable owed to President and Director of the Company” of which $21,000 accrues interest at 10% per annum and $74,000 is noninterest bearing.

•

Please disclose the terms for the remaining $146,000 owed to Ms. Morris.

•

We note that you have filed notes issued to Ms. Morris in the principal amount of $21,000 as exhibits to your registration statement. Please revise your disclosure to clarify whether there is any written documentation pertaining to the additional $146,000 owed to Ms. Morris. If necessary, file any such agreements as exhibits to your registration statement.

•

Tell us why your financial statements only reflect notes to related parties in the amount of $24,000.

RESPONSE:  Please note that the reference to a “$241,000” note payable to Ms. Morris was a typographical error.  The reference should be to a note payable to Ms. Morris in the amount of $24,000.  There are no additional notes payable to Ms. Morris.  Accordingly, Ms. Morris is not owed an additional $146,000, there are no additional documents or agreements showing additional notes payable to Ms. Morris, and our financial statements correctly reflect notes to related parties in the amount of $24,000.  We have revised the Filing on Page 33 to include the following language:

“As at November 30, 2011, the Company has a cash and total asset balance of $6,743 and total liabilities of $30,480. Liabilities are comprised of $24,000 of note payable owed to President and Director of the Company, of which $21,000 is unsecured, due interest at 10% per annum, and due on demand, $4,000 owing to the President and Director of the Company for management fees and financing for the Company’s start-up costs which is unsecured, non-interest bearing, and due on demand.  As at November 30, 2011, the Company recorded $480 of accrued interest relating to the note payable and $2,000 for outstanding and unpaid professional fees that are recorded in accounts payable and accrued liabilities.”

3.

 We note your reference to a $1,114,000 note payable to Ms. Morris as of August 31, 2011. Please revise your disclosure to correct this apparent typographical error. Your revised disclosure should also address any changes in the amounts owed to Ms. Morris between August 31, 2011 and November 30, 2011.

RESPONSE:  Please note that the reference to a “$1,114,000” note payable to Ms. Morris was a typographical error.  We have revised the Filing on Page 33 to include the following language:

“As at August 31, 2011, the Company has a cash and total asset balance of $5,419 and total liabilities of $15,107.  Liabilities are comprised of $11,000 of note payable owed to President and Director of the Company, which is unsecured, due interest at 10% per annum, and due on demand, and $4,000 owing to the President and Director of the Company for management fees and financing for the Company’s start-up costs which is unsecured, non-interest bearing, and due on demand.  As at August 31, 2011, the Company recorded $107 of accrued interest relating to the note payable. ”

Additionally, we have revised the Filing on Page 34 to explain the increase in amounts owed to Ms. Morris, as follows:

“During the three months ended November 30, 2011, the Company received $10,000 of cash financing from the issuance of a note payable to our sole officer and director, Ms. Holli Morris, which is unsecured, bears interest at 10% per annum, and is due on demand.  As of November 30, 2011, the Company has $24,000 in amounts owing to a related party, Ms. Holli Morris, as compared to $14,000 as of August 31, 2011. This increase is attributable to the $10,000 of cash financing described above that was received from Ms. Morris during the three months ended November 30, 2011.”

In connection with the Company’s responding to the comments set forth in the March 1, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

HAPYKIDZ.COM, INC.

/s/ Holli Morris

By: Holli Morris

Title:  President

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